^200Fz7ZTgwgHHhlt S    200Fz7ZTgwgHHhlt
                                                   IL0647AM022809
BEST WESTERN INTERNA         Donnelley Financial   12.7.19          ADG
pellc0cw   13-Sep-2018 16:26 EST                     560524 TX 62 6*
DRS S-1                                                             CHW
   13-Sep-2018 16:19 EST CURR                      PS PMT 1C

            Other revenues increased $1.4 million, or 7.0%, to $21.5 million for the six months ended May 31, 2018 as compared to $20.1 million for the same period in 2017, primarily due to higher fees from international hotels to cover higher expenses, higher interest income from higher interest rates and cash balances and an increase in
       International affiliation fees.

           Program revenues increased $12.8 million, or 16.6%, to $89.7 million for the six months ended May 31,
       2018 as compared to $76.9 million for the same period in 2017, primarily due to the continued strength of the
       BWR program.

       Expenses
       Expenses were $193.2 million for the six months ended May 31, 2018 as compared to $171.5 million for the same period in 2017, an increase of $21.7 million, or 12.7%. Expense summaries for the six months ended
       May 31, 2018 and changes from the six months ended May 31, 2017 are explained below:

            Compensation, taxes and benefits increased $4.4 million, or 6.7%, to $70.1 million for the six months ended
       May 31, 2018 as compared to $65.7 million for the same period in 2017, due to resources needed to drive revenue to our Best Western-branded hotels, support operations and support growth in self-funding programs.
       Additionally, there was a general increase in resources over the prior year.

            Advertising and promotion increased $1.8 million, or 5.0%, to $37.9 million for the six months ended
       May 31, 2018 as compared to $36.1 million for the same period in 2017 to promote the brand and drive revenues to Best Western-branded hotels.

            Depreciation and amortization decreased $1.5 million, or 20.3%, to $5.9 million for the six months ended
       May 31, 2018 as compared to $7.4 million for the same period in 2017, due to assets which were fully depreciated in 2017. The Company anticipates increases in depreciation and amortization in the future as the Company makes continued investments in capital assets and infrastructure to drive revenue to hotels and enhance systems.

            General and administrative expenses increased $6.5 million, or 19.9%, to $39.2 million for the six months ended May 31, 2018 as compared to $32.7 million for the same period in 2017, primarily due to higher technology support costs and non-recurring legal and audit fees related to the Conversion.

             Program cost of sales increased $10.5 million, or 35.5%, to $40.1 million for the six months ended May 31,
       2018 as compared to $29.6 million for the same period in 2017, primarily due to the continued growth of the
       BWR program. During 2018, the Company identified and corrected a consistent one-month lag in its recognition of the redemption of free night vouchers, which resulted in a $2.4 million overstatement of accounts receivable as of November 30, 2017 and a net $0.1 million overstatement of program cost of sales during the six months ended May 31, 2017, based on the rollover impact of prior periods. The Company concluded that the effect of the overstatement was not material to prior period financial statements, nor is the correction material to the expected annual operating results for fiscal 2018 and; therefore, we corrected the overstatement in the financial statements for the second quarter of 2018, which resulted in $2.4 million of program cost of sales being recorded in the second quarter of 2018 that related to prior periods

       Income taxes
             Income tax provision was $2.0 million for the six months ended May 31, 2018 as compared to $1.2 million for the same period in 2017. The Company's effective income tax rate for operations was 36%, for the six months ended May 31, 2018 and 47% for the same period in 2017. The effective income tax rate from operations for the six months ended May 31, 2018 was higher than the United States federal income tax rate of 21%
       primarily due to state income taxes and non-deductible items. The effective income tax rate was also negatively affected by the re-measurement of net deferred tax assets, which was required due to the passage of the Tax Cuts and Jobs Act on December 22, 2017. The effective income tax rate from operations for the six months ended
       May 31, 2017 was higher than the United States federal income tax rate of 34% primarily due to state income taxes and non-deductible items.

                                                                       62

                           ^200Fz7ZTgwgH65PMaS      200Fz7ZTgwgH65PMa
                                                             IL0647AM022809
BEST WESTERN INTERNA               Donnelley Financial       12.7.19
ADG pellc0cw        13-Sep-2018 16:25 EST                        560524 TX 64
5*
DRS S-1
CHW                 13-Sep-2018 16:19 EST CURR                         PS PMT
1C

             Program cost of sales decreased $10.7 million, or 14.1%, to $65.3 million for fiscal 2017 as compared to
       $76.0 million for fiscal 2016, primarily due to globalization of the Company's BWR program that resulted in a one-time issuance and sale of additional reward points in 2016. The net impact of this transaction increased
       Program cost of sales and the BWR liability by $15.3 million in 2016. During 2018, the Company identified and corrected a consistent one-month lag in its recognition of the redemption of free night vouchers, which resulted in a $2.4 million overstatement of accounts receivable as of November 30, 2017 and a net $1.0 million and a net
       $0.3 million understatement of program cost of sales in fiscal 2017 and 2016, respectively, based on the rollover impact of prior periods. The Company concluded that the effect of the overstatement was not material to prior period financial statements, nor is the correction material to the expected annual operating results for fiscal 2018 and; therefore, we corrected the overstatement in the financial statements for the second quarter of 2018, which resulted in $2.4 million of program cost of sales being recorded in the second quarter of 2018 that related to prior periods.


       Income taxes
            Income tax provision was $4.4 million for fiscal 2017 as compared to $3.8 million for fiscal 2016. The
       Company's effective income tax rates for operations were 44% and 36%, for fiscal 2017 and fiscal 2016, respectively. The effective income tax rate from operations for fiscal 2017 was higher than the United States federal income tax rate of 34% primarily due to state income taxes and non-deductible items. The effective income tax rate from operations for fiscal 2016 was higher than the United States federal income tax rate of 34%
       primarily due to state income taxes and non-deductible items, offset by non-recurring IRS refunds.


       Liquidity and capital resources
       The following table summarizes our primary sources of cash in the periods presented:


                Six months ended           Fiscal Years Ended

                     May 31,                  November 30,

                2018         2017          2017          2016

                                (in millions)
            Cash flows provided by operating activities . . . . . . . . . . . .
.. $14.8                     $14.9        $ 38.3         $ 41.3
            Cash flows used in investing activities . . . . . . . . . . . . . .
.. . . (5.5)                 (12.8)        (18.3)         (34.7)
                  Net change in cash, restricted cash and cash
                    equivalents . . . . . . . . . . . . . . . . . . . . . . . .
.. . . . . . . . . $ 9.3     $ 2.1        $ 20.0         $ 6.6


       Overview
       We finance our business primarily with existing cash, return on investments and cash generated from our operations. Cash and cash equivalents include highly liquid money market instruments that have original maturities of three months or less at the date of purchase. Restricted cash relates to remitted funds by Members in payment of annual dues for the subsequent year. Such funds are held in a custodial account and not available to the Company until December 1 of the following fiscal year.

       As of May 31, 2018, the Company had total cash, restricted cash and cash equivalents of $85.6 million, as compared to $58.4 million cash, restricted cash and cash equivalents as of May 31, 2017, or a $27.2 million increase. With no restricted cash, cash available for operations totaled $85.6 million as of May 31, 2018.

       As of November 30, 2017, the Company had total cash, restricted cash and cash equivalents of $76.3 million, including $8.9 million of restricted cash, as compared to $56.3 million cash, restricted cash and cash equivalents as of November 30, 2016, or a $20.0 million increase. Cash available for operations totaled $67.4 million as of
       November 30, 2017.


 64